May 4, 2026

Steve Jones
Senior Executive Vice President and Chief Financial Officer
ScanSource Inc.
6 Logue Court
Greenville , South Carolina 29615

       Re: ScanSource Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2025
           Filed August 21, 2025
           File No. 000-26926
Dear Steve Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services